Exhibit 99.1

S&P Global Ratings Maalot Confirms Ratings of Sapiens and its Series B Debentures as “ilAA-” with a Stable Outlook/ “ilAA-”

Rochelle Park, NJ, July 9, 2025 – Sapiens International Corporation (Nasdaq and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Ma’alot S&P Global (a part of the global rating firm Standard & Poor’s Financial Services LLC) (“Ma’alot”) has confirmed the long-term issuer rating for Sapiens as “ilAA-”, with stable outlook, while also confirming the rating for Sapiens’ Series B Debentures as “ilAA-”.

The Series B Debentures are traded on the Tel Aviv Stock Exchange (“TASE”) and were offered in Israel pursuant to Sapiens’ Israeli shelf prospectuses filed with the Israeli Securities Authority in September 2017 and June 2020.

Mr. Roni Al-Dor, President & CEO of Sapiens, commented: “Sapiens continues to achieve long-term success by driving revenue growth, increasing profit, and generating strong cash flow. This rating confirmation underscores the market’s and experts’ ongoing confidence in Sapiens. We are well recognized for our consistent track record of growth in both revenue and profit.”

Maalot’s official rating report, in Hebrew, was submitted by Maalot to the Israel Securities Authority and the Tel Aviv Stock Exchange. For convenience, the English translation of Maalot’s rating report can be found by clicking here. The Company is also submitting a report on Form 6-K that attached this press release (with the link to the English translation of Maalot’s report) to the U.S. Securities and Exchange Commission.

This announcement shall not constitute a solicitation or an offer to buy any securities.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn.

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialise, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Media and Investors’ Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

www.sapiens.com